UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐       Preliminary Proxy Statement

☐       Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒       Definitive Proxy Statement

☐       Definitive Additional Materials

☐       Soliciting Material Under Rule 14a-12

PHILLIPS 66
(Name of Registrant as Specified in Its Charter)

ELLIOTT INVESTMENT MANAGEMENT L.P.

ELLIOTT ASSOCIATES, L.P.

ELLIOTT INTERNATIONAL, L.P.

THE LIVERPOOL LIMITED PARTNERSHIP

ELLIOTT INVESTMENT MANAGEMENT GP LLC

PAUL E. SINGER

BRIAN S. COFFMAN

SIGMUND L. CORNELIUS

MICHAEL A. HEIM

STACY D. NIEUWOUDT

GREGORY J. GOFF

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

ANNUAL MEETING OF STOCKHOLDERS

OF

PHILLIPS 66

SUPPLEMENT DATED APRIL 14, 2025 TO THE PROXY STATEMENT OF ELLIOTT INVESTMENT MANAGEMENT L.P. DATED APRIL 3, 2025

PLEASE VOTE THE ENCLOSED GOLD PROXY CARD TODAY – BY INTERNET, BY PHONE OR BY SIGNING, DATING AND RETURNING THE GOLD PROXY CARD

Elliott Investment Management L.P., a Delaware limited partnership (“Elliott Management,” and together with the other participants named herein, “Elliott” or “we”), has furnished a proxy statement (the “Proxy Statement”) and accompanying GOLD proxy card to holders of Common Stock, $0.01 par value per share (the “Common Stock”), of Phillips 66, a Delaware corporation (“Phillips” or the “Company”), in connection with Elliott’s solicitation of proxies in connection with the Company’s 2025 Annual Meeting of Stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “2025 Annual Meeting”), scheduled to be held in a virtual format on May 21, 2025, at 8:00 a.m., Central Time, at www.cesonlineservices.com/psx25_vm.

At the 2025 Annual Meeting, stockholders will have an opportunity:

1.	to elect Elliott’s director nominees, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim and Stacy D. Nieuwoudt (each, an “Elliott Nominee” and together, the “Elliott Nominees”), to hold office until the Company’s 2028 Annual Meeting of Stockholders (the “2028 Annual Meeting”);

2.	to approve the Company’s proposal for the declassification of the Board;

3.	to approve, on an advisory basis, the Company’s named executive officer compensation;

4.	to approve, on an advisory basis, the frequency of future shareholder advisory votes to approve executive compensation;

5.	to ratify the appointment of the Company’s independent registered public accounting firm, Ernst & Young LLP (“Ernst & Young”);

6.	to approve, on an advisory basis, Elliott’s proposal that the Board adopt a policy to implement the annual election of all directors, as described in further detail in this Proxy Statement (the “Annual Election Policy Proposal”); and

7.	to consider any other business as may properly come before the 2025 Annual Meeting.

These items of business are more fully described in our Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2025.

This proxy statement supplement (this “Proxy Supplement”) supplements our Proxy Statement to include certain information disclosed in the Company’s definitive proxy statement filed with the SEC on April 7, 2025, which was not publicly available at the time we filed our Proxy Statement, and to disclose certain additional information relating to our proxy solicitation.

According to the Company’s definitive proxy statement, the 2025 Annual Meeting will be held virtually on May 21, 2025, at 8:00 a.m., Central Time, at www.cesonlineservices.com/psx25_vm.

According to the Company’s definitive proxy statement, as of the close of business on the record date for the 2025 Annual Meeting, April 4, 2025, there were 407,437,242 shares of Common Stock outstanding and entitled to vote.

According to the Company’s definitive proxy statement, in order to attend and vote at the 2025 Annual Meeting, you must pre-register for the meeting no later than 8:00 a.m., Central Time, on May 20, 2025. Additional information regarding how you can attend the 2025 Annual Meeting is included in our Proxy Statement.

Gregory J. Goff has joined us as a “Participant” in our proxy solicitation. On April 8, 2025, Elliott and Mr. Goff entered into an agreement providing for their coordination with respect to the Company and Elliott’s proxy solicitation in connection with the 2025 Annual Meeting, through the conclusion of the 2025 Annual Meeting. The agreement includes provisions regarding confidentiality, regulatory reporting, and trading in the Company’s securities by Mr. Goff during the term of the agreement, among other things. Mr. Goff is not party to any other contract, arrangements or understandings with Elliott with respect to the Company or its securities. Mr. Goff has not received any compensation from Elliott, and will not receive any compensation from Elliott with respect to the Company or Elliott’s proxy solicitation (other than payment of expenses relating to the solicitation).

Mr. Goff’s principal occupation is serving as Founder and Chief Executive Officer of Manifest Energy Transitions Company, an investment company investing in businesses in the energy sector. The business address of Mr. Goff is c/o GJG Advisory Services, LLC, 26 Bella Collina, Boerne, TX 78006. As of the date hereof, Mr. Goff beneficially owns 103,198.34 shares of Common Stock. For information regarding purchases and sales of securities of the Company during the past two years by Mr. Goff, please see Schedule I.

Except as otherwise set forth in this Proxy Supplement (including the Schedules hereto), (i) during the past 10 years, Mr. Goff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) Mr. Goff does not directly or indirectly beneficially own any securities of the Company; (iii) Mr. Goff does not own any securities of the Company which are owned of record but not beneficially; (iv) Mr. Goff has not purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by Mr. Goff is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) Mr. Goff is not, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of Mr. Goff owns beneficially, directly or indirectly, any securities of the Company; (viii) Mr. Goff does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) neither Mr. Goff nor any of his associates or immediate family members were a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) neither Mr. Goff nor any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) Mr. Goff does not have a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the 2025 Annual Meeting; (xii) Mr. Goff does not hold any positions or offices with the Company; (xiii) Mr. Goff does not have a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which Mr. Goff has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which Mr. Goff or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. There are no material proceedings to which Mr. Goff or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as disclosed herein, with respect to Mr. Goff, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Securities Exchange Act of 1934, as amended, occurred during the past 10 years.

This Proxy Supplement is dated April 14, 2025, and is first being mailed to stockholders of the Company on or about April 14, 2025. This supplement should be read in conjunction with our Proxy Statement first furnished to stockholders on or about April 3, 2025.

THIS SOLICITATION IS BEING MADE BY ELLIOTT AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY.

ELLIOTT URGES YOU TO VOTE THE ENCLOSED GOLD PROXY CARD TODAY “FOR” THE ELECTION OF THE ELLIOTT NOMINEES AND “FOR” THE ANNUAL ELECTION POLICY PROPOSAL – BY INTERNET, BY PHONE OR BY SIGNING, DATING AND RETURNING THE GOLD PROXY CARD.

IF YOU HAVE ALREADY SENT A WHITE PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY VOTING THE ENCLOSED GOLD PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE 2025 ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE 2025 ANNUAL MEETING OR BY VOTING IN PERSON VIRTUALLY AT THE 2025 ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual Meeting:

The proxy materials are available at:
www.streamline66.com

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY

DURING THE PAST TWO YEARS

BY Gregory J. Goff

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

Purchase of Common Stock	27	08/16/2023
Purchase of Common Stock	8	09/13/2023
Purchase of Common Stock	38	09/25/2023
Sale of Common Stock	(65)	10/26/2023
Purchase of Common Stock	2	11/27/2023
Purchase of Common Stock	242	12/07/2023
Purchase of Common Stock	1	02/21/2024
Purchase of Common Stock	3	03/18/2024
Sale of Common Stock	(3)	04/18/2024
Purchase of Common Stock	6	06/28/2024
Purchase of Common Stock	10	07/01/2024
Sale of Common Stock	(11)	08/06/2024
Sale of Common Stock	(6)	09/11/2024
Purchase of Common Stock	7.84	10/15/2024
Purchase of Common Stock	10.04	10/29/2024
Sale of Common Stock	(242)	12/11/2024
Sale of Common Stock	(14.04)	01/13/2025
Sale of Common Stock	(12.84)	01/14/2025
Purchase of Common Stock	74.38	02/14/2025
Purchase of Common Stock	97.96	03/19/2025
Purchase of Common Stock	102,240	04/08/2025

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please vote “FOR” the election of the Elliott Nominees, “FOR” the Annual Election Policy Proposal and in accordance with Elliott’s recommendations on the other proposals on the agenda for the 2025 Annual Meeting on the enclosed GOLD proxy card by Internet, by phone or by signing, dating and returning on the enclosed GOLD proxy card. Please refer to the enclosed GOLD proxy card for instructions on how to vote.

You may vote your shares in person virtually at the 2025 Annual Meeting, however, even if you plan to attend the 2025 Annual Meeting virtually, we recommend that you submit your GOLD universal proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the 2025 Annual Meeting.

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

1212 Avenue of the Americas, 17th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others Call Toll-Free: (877) 629-6357

E-mail: info@okapipartners.com